SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HI/FN, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

428358105
(CUSIP Number of Class of Securities of Underlying Common Stock)

Chris G. Kenber
President and Chief Executive Officer
hi/fn, Inc.
750 University Avenue
Los Gatos, California 95032
(408-399-3500)
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Steven E. Bochner, Esq.
Joseph A. Pierce, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$40,439,260	Previously Paid

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,708,380 shares of common stock of hi/fn, Inc. having an aggregate value of $40,439,260 as of November 12, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,100.
Form or Registration No.: 5-55125
Filing party: hi/fn, Inc.
Date filed: November 15, 2001.

[   ]  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [   ]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [   ]  going-private transaction subject to Rule 13e-3.
     [   ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (a)(1)
EXHIBIT (a)(9)
EXHIBIT (a)(10)
EXHIBIT (a)(11)

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by hi/fn, Inc. with the Securities and Exchange Commission on November 15, 2001, as amended November 20, 2001 (together, the “Schedule TO”), relating to our offer to exchange eligible options outstanding under the Company’s Amended and Restated 1996 Equity Incentive Plan (“1996 Plan”), 1995 Apptitude Stock Option Plan (“Apptitude Plan”) and the 2001 Nonstatutory Stock Option Plan (“2001 Plan”) to purchase shares of our Common Stock, for new options that will be granted under the 1996 Plan or 2001 Plan, upon the terms and subject to the conditions described in the (i) Offer to Exchange, as amended, (ii) the Memorandum from Chris Kenber dated November 15, 2001, (iii) the Election Form, (iv) the Notice to Withdraw and (v) the Form of Promise to Grant New Stock Option.

     The Offer to Exchange attached to the Schedule TO as exhibit (a)(1) is amended and restated to clarify that if we grant a waiver of a condition, such waiver will be granted to all eligible employees and tenders of options.

Item 1. Summary Term Sheet.

     Item 1 of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange, as amended.

Item 2. Subject Company Information.

     (a)  Name and Address.

     The name of the issuer is hi/fn, Inc., a Delaware corporation (“Hifn” or the “Company”), the address of its principal executive office is 750 University Avenue, Los Gatos, California 95032 and the telephone number at that address is (408) 399-3500. The information set forth in the Offer to Exchange under the caption “The Offer — Information Concerning Hifn “ is incorporated herein by reference.

     (b)  Securities.

     Item 2(b) of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange, as amended.

Item 3. Identity and Background of Filing Person.

     (a)  Name and Address.

     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Item 4. Terms of the Transaction.

     Items 4(a) and 4(b) of the Schedule TO are hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange, as amended.

Item 6. Purposes and Plans or Proposals.

     (c)  Plans.

     Item 6(c) of the Schedule TO is hereby amended and restated to reflect that the Company has had general discussions with an individual concerning the possibility of that person joining its Board of Directors as an additional director. It is our current expectation that this individual will join our Board of Directors in calendar 2002. The Company does not have any other plans, proposals or negotiations that relate to or would result in any of the transactions or changes described in Item 1006(c) of Regulation M-A.

     The information set forth in the Offer to Exchange under the caption “The Offer — Purpose of the Offer” is incorporated herein by reference.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended and restated to incorporate by reference the information set forth in the Offer to Exchange, as amended, and to include Exhibits (a)(9), (a)(10) and (a)(11) filed herewith.

(a)	(1)	Offer to Exchange, dated November 15, 2001.

	(2)	Memorandum from Chris Kenber to Hifn’s employees dated November 15, 2001.*

	(3)	Election Form.*

	(4)	Notice to Withdraw.*

	(5)	Form of Promise to Grant New Stock Option.*

	(6)	Hifn Quarterly Report on Form 10-Q for its quarter ended June 30, 2001 filed with the Securities and Exchange Commission on July 24, 2001 and incorporated herein by reference.

	(7)	Hifn Annual Report on Form 10-K for its fiscal year ended September 30, 2000 filed with the Securities and Exchange Commission on December 26, 2000 and incorporated herein by reference.

	(8)	Hifn Stock Option Exchange Program Model.**

	(9)	Email Confirming Receipt of Election Form.

	(10)	Email Reminder Notice.

	(11)	Email Reminder Notice.

(b)	Not applicable.

(d)	(1)	Hifn Amended and Restated 1996 Equity Incentive Plan filed as Exhibit 10.1 to the Company’s Registration Statement on Form 10-12G filed on August 7, 1998 and incorporated herein by reference.

	(2)	Apptitude, Inc. 1995 Stock Option Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on October 19, 2000 and incorporated herein by reference.

	(3)	Hifn 2001 Nonstatutory Stock Option Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on May 16, 2001 and incorporated herein by reference.

	(4)	Hifn 1996 Plan Prospectus.*

	(5)	Hifn 2001 Plan Prospectus.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed by the Company on November 15, 2001.
**	Previously filed as an exhibit to the Schedule TO-I/A filed by the Company on November 20, 2001.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

HI/FN, INC. /s/ William Walker William Walker Chief Financial Officer

Date: December 7, 2001

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated November 15, 2001.

(a)(9)	Email Confirming Receipt of Election Form.

(a)(10)	Email Reminder Notice.

(a)(11)	Email Reminder Notice.